UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Resideo Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

76118Y104

(CUSIP Number)

CD&R Channel Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Rima Simson

375 Park Ave, New York NY 10152

(212) 407-5227

with a copy to:

Richard J. Campbell, P.C.

Sophia Hudson, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Telephone: 212 446 4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76118Y104

1.	NAME OF REPORTING PERSON CD&R CHANNEL HOLDINGS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 18,573,551 (1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 18,573,551 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,573,551(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1

The reported securities represent shares of common stock (the “Common Stock”) that are issuable upon the conversion (based on an initial conversion price of $26.92), at the option of the holder, of 500,000 shares of Series A Cumulative Convertible Participating Preferred Stock (the “Preferred Stock”) held directly by the reporting person.

2

Calculated using a fraction, the numerator of which is the number of shares of Common Stock described in footnote (1) above and the denominator of which is 164,613,798, which is equal to the sum of 146,040,247 shares of Common Stock outstanding, as disclosed by the Issuer to the Reporting Persons on May 8, 2024, plus the number of shares of Common Stock issuable upon conversion of the Preferred Stock held by the Reporting Persons.

CUSIP No. 76118Y104

1.	NAME OF REPORTING PERSON CD&R INVESTMENT ASSOCIATES XII, LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 18,573,551 (1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 18,573,551 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,573,551
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1

The reported securities represents shares of Common Stock that are issuable upon the conversion, at the option of the holder, of 500,000 shares of Preferred Stock, based on an initial conversion price of $26.92 per share.

2

Calculated using a fraction, the numerator of which is the number of shares of Common Stock described in footnote (1) above and the denominator of which is 164,613,798, which is equal to the sum of 146,040,247 shares of Common Stock outstanding, as disclosed by the Issuer to the Reporting Persons on May 8, 2024, plus the number of shares of Common Stock issuable upon conversion of the Preferred Stock held by the Reporting Persons.

CUSIP No. 76118Y104

1.	NAME OF REPORTING PERSON CD&R Associates XII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 18,573,551 (1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 18,573,551 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,573,551
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1

The reported securities represents shares of Common Stock that are issuable upon the conversion, at the option of the holder, of 500,000 shares of Preferred Stock, based on an initial conversion price of $26.92 per share.

2

Calculated using a fraction, the numerator of which is the number of shares of Common Stock described in footnote (1) above and the denominator of which is 164,613,798, which is equal to the sum of 146,040,247 shares of Common Stock outstanding, as disclosed by the Issuer to the Reporting Persons on May 8, 2024, plus the number of shares of Common Stock issuable upon conversion of the Preferred Stock held by the Reporting Persons.

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock of Resideo Technologies, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 16100 N. 71st Street, Suite 550, Scottsdale, Arizona 85254.

The Reporting Persons (as defined in Item 2(a)-(c)) beneficially own shares of Preferred Stock. Each share of Preferred Stock is entitled to vote with holders of Common Stock on an as converted basis, subject to the Conversion Cap (as defined below). Each share of Preferred Stock is convertible at any time, at the option of the holder, into a number of shares of Common Stock, with the precise number determined by a formula in the Certificate of Designations, Preferences and Rights of Series A Cumulative Convertible Participating Preferred Stock of the Issuer (the “Certificate of Designations”), subject to the Conversion Cap (as defined below).

The Reporting Persons may be deemed to beneficially own the Common Stock into which the shares of Preferred Stock held by the Reporting Persons are convertible, without regard to the number of authorized Common Stock available for issuance.

ITEM 2. IDENTITY AND BACKGROUND

(a)—(c) This Schedule 13D is filed jointly on behalf of (i) CD&R Channel Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Holdings”), (ii) CD&R Investment Associates XII, Ltd., a Cayman Islands exempted company (“CD&R Holdings GP”) and (iii) CD&R Associates XII, L.P. (“CD&R Associates” and, together with CD&R Holdings and CD&R Holdings GP, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of June 24, 2024, a copy of which is attached hereto as Exhibit 99.1.

The address for each of the Reporting Persons is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands, British West Indies.

The securities are held directly by CD&R Holdings. CD&R Holdings GP is the general partner of CD&R Holdings and CD&R Associates. Investment and voting decisions with respect to the securities are made by an investment committee of limited partners of CD&R Associates.

To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of the Reporting Persons, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A to this Statement and incorporated herein by this reference.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CD&R Holdings, CD&R Holdings GP and CD&R Associates are organized under the laws of the Cayman Islands.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in or incorporated by reference in Item 6 hereof is incorporated by reference in its entirety into this Item 3.

The aggregate purchase price for the 500,000 shares of Preferred Stock acquired by CD&R Holdings on June 14, 2024 was $500,000,000. CD&R Holdings funded the acquisition of such shares of Preferred Stock, directly or indirectly, through capital contributions of its partners and proceeds from the Term Loan (as defined below) (as described below in “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.”).

ITEM 4. PURPOSE OF TRANSACTION

As of the date of this filing, pursuant to the Investment Agreement and the Certificate of Designations (each, as described below in “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.”), the Issuer’s board of directors (the “Board”) has appointed the Purchaser Designees (as described below in “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.”), Nathan K. Sleeper, the Chief Executive Officer of Clayton, Dubilier & Rice, LLC (“CD&R”), and John Stroup, a partner of CD&R, to serve as directors of the Issuer until the 2025 annual meeting of stockholders of the Issuer. In their capacity as directors of the Issuer, Messrs. Sleeper and Stroup or any successor Purchaser Designee may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives.

Other than as described above or in Item 6, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of this Schedule 13D, although each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, a variety of transactions that could create shareholder value, including business combinations, acquisitions and refinancing opportunities. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.

In particular, each Reporting Person may, subject to the limitations set forth in the Investment Agreement (as described below in “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.”), at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional or all securities of the Issuer; dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. In addition, the Reporting Persons may, subject to the limitations set forth in the Investment Agreement, engage in discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, Board composition, management, strategy and future plans of the Issuer. Pursuant to the Investment Agreement, CD&R Holdings is entitled to designate nominees to the Board, which will afford access to, and participation in, deliberations of the Board regarding the business, operations, Board composition, management, strategy and future plans of the Issuer.

As a result of these activities, and subject to the limitations set forth in the Investment Agreement, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of shares by members of management, issuance of equity awards to management, or their employment by the Issuer.

Except as described in Item 6 of this Schedule 13D which is incorporated herein by reference, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)

(i) CD&R Holdings is the beneficial owner of 18,573,551 shares of Common Stock on an as-converted basis (based on the initial conversion price of $26.92), which are issuable upon conversion, at the option of the holder, of the 500,000 shares of Preferred Stock that are held directly by CD&R Holdings. Taking into account this beneficial ownership, CD&R Holdings’ voting interest is approximately 11.3% of the voting power of the Issuer, based on (x) the initial conversion price of $26.92 and (y) 146,040,247 shares of Common Stock outstanding, as disclosed by the Issuer to the Reporting Persons on May 8, 2024.

(ii) CD&R Holdings GP, as the general partner of CD&R Holdings, may be deemed to beneficially own the reported securities, but expressly disclaims such beneficial ownership. Investment and voting decisions with respect to the reported securities are made by majority vote of an investment committee of limited partners of CD&R Associates that consists of more than ten individuals, each of whom is also an investment professional of CD&R (the “Investment Committee”). CD&R Associates may be deemed to beneficially own the reported securities, but expressly disclaims such beneficial ownership. All members of the Investment Committee expressly disclaim beneficial ownership of the reported securities.

(iii) CD&R Holdings GP is managed by a two-person board of directors. Donald J. Gogel and Nathan K. Sleeper, as the directors of CD&R Holdings GP, may be deemed to share beneficial ownership of the reported securities. Such persons expressly disclaim such beneficial ownership.

(b) In addition to the description set forth above in Item 5(a), see the cover pages of this Statement for indications of the respective voting powers and disposition powers of the Reporting Persons.

The responses set forth in Items 4 and 6 are incorporated by reference in their entirety.

(c) Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in Common Stock or Preferred Stock during the past 60 days, other than the acquisition by CD&R Holdings on June 14, 2024 of 500,000 shares of Preferred Stock pursuant to the Investment Agreement.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Joint Filing Agreement

A Joint Filing Agreement, dated June 24, 2024, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Investment Agreement

On April 14, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Snap One Holdings Corp., a Delaware corporation (“Snap One”), to acquire, for approximately $1.4 billion (inclusive of net debt), all of the issued and outstanding shares of capital stock of Snap One on the terms set forth in the Merger Agreement (the “Snap One Acquisition”). On April 14, 2024, in connection with the execution of such Merger Agreement, the Issuer entered into an investment agreement (the “Investment Agreement”) with CD&R Holdings (together with its affiliated funds, the “CD&R Investors”) and Clayton, Dubilier & Rice Fund XII, L.P. (solely for the purpose of limited provisions therein) for the purchase of shares of Preferred Stock in order to partially finance the Snap One Acquisition.

The shares of Preferred Stock are convertible perpetual participating preferred stock of the Issuer, with an initial conversion price of $26.92 per share, and accrue dividends at a rate of 7.0% per annum (payable in cash or in-kind, at the election of the Issuer, by adding the dividend to the Accumulated Amount (as defined in the Certificate of Designations). Upon the occurrence of a “Triggering Event,” (as defined in the Certificate of Designations) the dividend rate will increase to 10.0% per annum for so long as the Triggering Event remains in effect. If the Issuer declares or pays a cash dividend on the Common Stock, the Issuer will be required to declare and pay a dividend on the outstanding Preferred Stock on a pro rata basis with the Common Stock determined on an as-converted basis (without giving effect to any limitations on conversion or convertibility).

The shares of Preferred Stock may be converted to Common Stock at any time following issuance thereof at the option of the holder. Pursuant to the Investment Agreement, upon closing of the Snap One Acquisition on June 14, 2024, CD&R Holdings purchased 500,000 shares of Preferred Stock with an aggregate initial liquidation preference of $500,000,000, at a purchase price of $1,000 per share. Such Preferred Stock may be converted at any time at the option of the holder into 18,573,551 shares of Common Stock representing approximately 11.3% of the Issuer’s outstanding Common Stock (as of May 8, 2024 and assuming no adjustment to the initial conversion price of $26.92 per share, and without giving effect to any accrued and unpaid dividends). In addition, the Issuer may, at its option, require conversion of all (but not less than all) of the outstanding Preferred Stock to Common Stock if at any time the Common Stock trading price exceeds 200% of the then-effective conversion price for at least 20 out of 30 trailing trading days, subject to the satisfaction of the Common Stock Liquidity Conditions (as defined in the Certificate of Designations). The conversion price of the Preferred Stock is subject to customary anti-dilution adjustments, including in the event of any stock split, stock dividend, recapitalization or similar event.

The maximum number of shares of Common Stock into which the Preferred Stock may be converted is limited, pursuant to the Certificate of Designations, such that, upon any conversion of the Preferred Stock, the number of shares of Common Stock being issued upon conversion will not cause the holder thereof, when taken together with all other shares of Common Stock beneficially owned by such holder at the time of conversion, to beneficially own shares of voting stock exceeding 19.9% of the total voting power of the Issuer’s voting stock (on an as-converted basis). The Certificate of Designations also provides that if a conversion of the Preferred Stock into a number of shares of Common Stock exceeds the maximum number of shares of Common Stock that may then be issued in such conversion of Preferred Stock in accordance with the listing requirements and policies of the NYSE absent the receipt of the requisite stockholder approval, then the conversion of the Preferred Stock will be limited to that number of shares of Common Stock that would not result in a violation of the listing requirements and policies of the NYSE absent the receipt of the requisite stockholder approval. The limitations described in the foregoing sentences are called the “Conversion Cap”.

Holders of the Preferred Stock generally are entitled to vote with the holders of Common Stock on all matters submitted for a vote of holders of Common Stock (voting together with the holders of Common Stock as one class on an as-converted basis, subject to the limitation on conversion described above). The prior written consent of the holders of a majority of the Preferred Stock is also required to, among other things, (i) amend or modify the Issuer’s charter, by-laws or the Certificate of Designations to adversely affect the Preferred Stock, (ii) authorize, create, increase the authorized amount of, or issue any class or series of senior or parity equity securities or any security convertible into, or exchangeable or exercisable for, shares of senior or parity equity securities, (iii) increase or decrease the authorized number of shares of Preferred Stock or the issuance of additional shares of Preferred Stock, (iv) amend the Issuer’s debt agreements to, among other things, adversely affect the Issuer’s ability to pay dividends in kind on the Preferred Stock, or (v) adopt any plan of liquidation, dissolution or winding up of the Issuer or file any voluntary petition for bankruptcy, receivership or any similar proceeding, in each case subject to certain exceptions.

The holders of Preferred Stock have the right to receive a liquidation preference entitling them to be paid out of the Issuer’s assets available for distribution to shareholders in connection with a liquidation, dissolution or winding up, before any payment may be made to holders of Common Stock, an amount equal to the greater of (a) 100% of the Accumulated Amount thereof plus all accrued and unpaid dividends or (b) the amount that such holder would have been entitled to receive upon the Issuer’s liquidation, dissolution and winding up if all outstanding Preferred Stock had been converted into Common Stock immediately prior to such liquidation, dissolution or winding up, without regard to any limitations on conversion or convertibility.

On June 14, 2024, the Issuer, CD&R Holdings and Clayton, Dubilier & Rice Fund XII, L.P. entered in an Amendment No. 1 to the Investment Agreement (the “First Amendment”). The First Amendment removed certain provisions in the Investment Agreement that were included in the Certificate of Designations. Such provisions in the Certificate of Designations provide that CD&R Holdings (i) may designate two Issuer directors, for so long as the CD&R Investors beneficially own Preferred Stock and Common Stock representing at least 10% of the shares of Common Stock then outstanding determined on an as-converted basis, and (ii) may designate one Issuer director, for so long as the CD&R Investors own Preferred Stock and Common Stock representing at least 5% but less than 10% of the shares of Common Stock then outstanding determined on an as-converted basis (such directors, the “Purchaser Designees”).

For so long as the CD&R Investors hold Preferred Stock (or shares of Common Stock issued upon conversion of the Preferred Stock) representing at least 25% of the Preferred Stock initially issued to CD&R Holdings at the closing, the CD&R Investors will have customary preemptive rights to participate in future equity and equity-linked issuances by the Issuer up to the extent necessary to maintain its pro rata ownership percentage in the Issuer, subject to customary exceptions.

The Investment Agreement further provides that, for the longer of 36 months post-closing and 12 months after the date on which the CD&R Investors no longer have a designee on the Board, subject to customary exceptions, the CD&R Investors will be subject to customary standstill restrictions set forth in the Investment Agreement, including restrictions on acquiring additional shares of Common Stock that would cause the CD&R Investors to beneficially own more than 19.9% of the then outstanding Common Stock (assuming the conversion into Common Stock of all shares of Preferred Stock then held by the CD&R Investors).

Subject to certain exceptions, CD&R Holdings is restricted from transferring to a non-affiliate the Preferred Stock or any shares of Common Stock received upon conversion thereof until the 24-month anniversary of June 14, 2024. Upon transfer of any Preferred Stock to a person not affiliated with the CD&R Investors, such Preferred Stock must be converted into shares of Common Stock at the time of transfer. The CD&R Investors are also restricted at any time from transferring the shares of Preferred Stock initially issued to CD&R Holdings or any shares of Common Stock received upon conversion thereof or any other shares of capital stock of the Issuer to certain prohibited transferees, including persons who would beneficially own, following such transfer, five percent (5%) or more of any class or series of equity investors of the Issuer, certain specified competitors and certain activist investors, subject to specified exceptions.

Registration Rights Agreement

On June 14, 2024, the Issuer entered into a registration rights agreement with CD&R Holdings, attached hereto as Exhibit 99.4 (the “Registration Rights Agreement”), pursuant to which the Issuer has agreed to file a resale shelf registration statement for the benefit of CD&R Holdings and its permitted transferees (collectively, the “CD&R Stockholders”) promptly following the date of the Registration Rights Agreement but in no event later than forty calendar days following such date, and pursuant to which the CD&R Stockholders may make up to six requests that the Issuer conduct an underwritten offering of, or register, Common Stock received upon conversion of Preferred Stock held by the CD&R Stockholders and eligible for registration thereunder (“registrable securities”); provided that the Issuer shall only be required to facilitate an underwritten offering involving a customary “road show” or other substantial marketing efforts if the aggregate gross proceeds from such offering are reasonably expected to be at least the lesser of (i) $75,000,000 and (ii) the aggregate gross proceeds from such offering assuming all of the remaining number of registrable securities held by the CD&R Stockholders are sold. The CD&R Stockholders also have customary piggyback registration rights and may request that the Issuer include their registrable securities in certain future registration statements or offerings of Common Stock by the Issuer. These registration rights will terminate when the CD&R Stockholders no longer own any registrable securities.

Term Loan Agreement

In connection with, and to indirectly finance the costs of, the transactions contemplated by the Investment Agreement, CD&R Holdings entered into a term loan facility with Wells Fargo Bank, N.A., as administrative agent and collateral agent, and the lenders from time to time party thereto, pursuant to which CD&R Holdings borrowed $400,000,000 (the “Term Loan”). The Term Loan is secured by, among other things, the Preferred Stock acquired pursuant to the Investment Agreement (and any Common Stock issued upon conversion thereof). In addition, CD&R Holdings’ obligations under the Term Loan are guaranteed by funds affiliated with CD&R, which collectively hold substantially all of the economic interests in CD&R Holdings.

The foregoing descriptions of the Investment Agreement, the First Amendment, the Registration Rights Agreement, the Term Loan and the Certificate of Designations do not purport to be complete and are subject to, and qualified in their entirety by, the full text of each of such agreements, which are attached hereto as Exhibits 99.2, 99.3, 99.4, 99.5 and 99.6.

The responses set forth in Items 4 and 5 are incorporated by reference in their entirety. Except as otherwise described above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons (or, to the best of such Reporting Person’s knowledge, any other persons identified on the respective Schedules attached hereto with respect to the Reporting Persons), or between any Reporting Person (or, to the best of such Reporting Person’s knowledge, any other person identified on the respective Schedule attached hereto with respect to such Reporting Person) and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Investment Agreement, dated as of April 14, 2024, by and among Resideo Technologies, Inc., CD&R Channel Holdings, L.P. and Clayton, Dubilier & Rice Fund XII, L.P. (solely for purposes of Section 4.10 thereof) (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of Resideo Technologies, Inc. filed on April 15, 2024).

99.3	Amendment No. 1 to Investment Agreement, dated as of June 14, 2024, by and among Resideo Technologies, Inc., CD&R Channel Holdings, L.P. and Clayton, Dubilier & Rice Fund XII, L.P. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of Resideo Technologies, Inc. filed on June 17, 2024).

99.4	Registration Rights Agreement, dated as of June 14, 2024, by and between Resideo Technologies, Inc. and CD&R Channel Holdings, L.P. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K of Resideo Technologies, Inc. filed on June 17, 2024).

99.5	Term Loan Agreement, dated as of June 14, 2024, between CD&R Channel Holdings, L.P., Wells Fargo Bank, N.A., as administrative agent and collateral agent, and the lenders party thereto (certain information in this Exhibit has been redacted and filed separately with the Securities and Exchange Commission, and confidential treatment has been requested with respect to such omitted information).

99.6	Certificate of Designations, Preferences and Rights of Series A Cumulative Convertible Participating Preferred Stock of Resideo Technologies, Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K of Resideo Technologies, Inc. filed on June 17, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2024

CD&R CHANNEL HOLDINGS, L.P.

By:	CD&R Investment Associates XII, Ltd., its general partner

	By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

CD&R INVESTMENT ASSOCIATES XII, LTD.

	By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

CD&R ASSOCIATES XII, L.P.

	By:	/s/ Rima Simson
	Name:	Rima Simson
	Title:	Vice President, Treasurer and Secretary

SCHEDULE A

The business address for each of the persons listed below is c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, 18th Floor, New York, New York 10152, and the business telephone number of each such person is 212-407-5200.

Name	Title/Principal Occupation or Employment	Citizenship
Donald J. Gogel	Mr. Gogel is a director and officer of CD&R Investment Associates XII, Ltd.	United States of America

Nathan K. Sleeper	Mr. Sleeper is a director and officer of CD&R Investment Associates XII, Ltd.	United States of America

Jillian C. Griffiths	Ms. Griffiths is an officer of CD&R Investment Associates XII, Ltd.	United States of America

David A. Novak	Mr. Novak is an officer of CD&R Investment Associates XII, Ltd.	United States of America

Richard J. Schnall	Mr. Schnall is an officer of CD&R Investment Associates XII, Ltd.	United States of America

Rima Simson	Ms. Simson is an officer of CD&R Investment Associates XII, Ltd.	United States of America